CHINA FINANCE ONLINE CO. LIMITED
9th Floor of Tower C, Corporate Square
NO. 35 Financial Street, Xicheng District
Beijing 100033, China

October 1, 2014

VIA EDGAR AND FACSIMILE

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	China Finance Online Co. Limited
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed May 6, 2014
File No. 000-50975

Dear Mr. Gilmore:

We are in receipt of your letter dated September 29, 2014 (the “Comment Letter”) containing comments of the staff of the Securities and Exchange Commission (the “Staff”) pertaining to the filing referenced above.

On behalf of China Finance Online Co. Limited (the “Company”), our legal counsel has respectfully advised the Staff that the Company will require more than 10 business days to sufficiently respond to each of the comments contained in the Comment Letter. Based on the discussions with the Staff, we acknowledge that the Staff has granted the Company an extension to respond to the Comment Letter until October 31, 2014. Accordingly, we hereby confirm that we will respond to the Comment Letter prior to October 31, 2014.

Thank you.

Sincerely,

/s/ Jeff Wang

Jeff Wang
Chief Financial Officer

cc:  Steven Liu, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP Beijing Representative Office